Exhibit 2


                                William Steinberg
                               49 Highland Circle
                                Wayland, MA 01776

October 5, 1997

Board of Directors
Continental Homes Holding Corp.
7001 North Scottsdale Road
Suite 2050
Scottsdale, AZ 85253
Attn:    Timothy C. Westfall

Dear Sirs:

This letter shall serve to inform you that as of 7:00 PM Pacific time, on Friday, October 3, 1997, I formally resigned my position as Director of Continental Homes Holding Corp. ("Continental"). The two primary reasons for my departure are:

1. The refusal by four of the eight Directors to give serious consideration to a bonafide offer from a third party to acquire the outstanding shares of Continental. This transaction was believed by Smith Barney to potentially have substantial benefits to shareholders. We were further advised by investment bankers on October 3, 1997 that a significant combination with or sale to another major homebuilder could be extremely beneficial to shareholders. It is my strong conviction that the failure by some Directors to support a full and fair assessment of this business opportunity was not in the best interest of Continental's shareholders.

2. The strategy of the firm going forward, as proposed by the new management team at the Board meeting, is, I believe, in contrast to my own views and those of prior management. I believe that my continued presence as a member of the Board of Directors would serve only to create an environment of conflict, which would potentially hinder more than it would assist in the firm's ability to function under the new management team.



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I have thoroughly enjoyed my tenure as a Director at Continental and wish everyone there the very best going forward.

                                Very truly yours,

                                /S/ William Steinberg
                                -----------------------------
                                William Steinberg